Exhibit 99.1

PLAN OF RECAPITALIZATION

On November 22, 2019 the Board of Directors of BioForce Nanosciences Holdings, Inc. (the “Company”) adopted a resolution declaring it to be in the best interest of the Company and its Shareholders to effectuate a 5-to-1 reverse split of the Company’s Common Stock.  In furtherance of that Plan, the Board of Directors hereby submits to the Shareholders of the Company (“Shareholders”) for their approval, the following Plan of Recapitalization:

1. Amendment to Articles of Incorporation.  Subject to approval by the Company’s Shareholders, and subject to the terms of Section 2 and Section 7 of this Plan of Recapitalization, the Company shall file Articles of Amendment (“Amendment”) with the Secretary of State of Nevada which shall amend and restate the Corporation’s Articles of Incorporation, by adding the following paragraph, which will become paragraph 3 A. of Article III, as appropriate:

Reverse Split.  Simultaneously with the effective date of this Amendment (the “Effective Time”) each of five (5) shares of the Company’s Common Stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof, be reclassified as and changed, pursuant to a reverse stock split (the “Reverse Split”), into one (1) share of the Company’s outstanding Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below.  Each holder of shares which immediately prior to the Effective Time represented outstanding shares of Old Common Stock (“Old Shares,” whether one or more) shall be entitled to receive upon surrender of such Old Shares to the Company’s transfer agent for cancellation, New Common Stock or certificates representing the number of whole shares of the New Common Stock into and for which the shares of the Old Shares so surrendered are reclassified under the terms hereof.  From and after the Effective Time, Old Shares shall thereupon be deemed for all corporate purposes to evidence ownership of New Common Stock in the appropriately reduced whole number of shares.  No fractional shares or certificates of fractional share interests in New Common Stock will be issued to shareholders who own fewer than 5 common shares immediately prior to the Effective Time.  Instead of issuing fractional shares to such holders, such fractional shares shall be rounded up to one whole share of common stock.  If any New Certificate is to be issued such certificates must be submitted to the Board of Directors for their approval, in their discretion.  In addition, if shares of New Common Stock are to be issued in a name other than the one in which the Old Shares were issued, the Old Shares so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the stock transfer tax stamps, if any, shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock or transfer tax stamps to the Old Shares surrendered, or provide funds for their purchase, or establish to the satisfaction of the transfer agent that such taxes are not payable.  From and after the Record Date, the amount of capital shall be represented by the shares of the New Common Stock into which and for which the shares of the Old Shares are reclassified, without increasing or decreasing the amount of stated capital or paid in surplus of the Company.  All references elsewhere in the Articles of Incorporation, as amended, to the “Common Stock” shall, after the Effective Time, refer to the “New Common Stock.”  The filing of the Amendment shall not cause any change in the number of shares of any series of Preferred Stock that are issued and outstanding at the time the Amendment is filed.

2. Reverse Split.  Immediately upon the effective date of the Articles of Amendment (the “Effective Date”), each five (5) currently outstanding shares of the Company’s common stock (the “Old Common Stock”) shall be converted into one (1) post-Reverse Split fully paid and non-assessable share of the Company’s common stock (the “New Common Stock”).

3. No Fractional Shares.  The Company shall not issue any fractional shares.  Instead, Shareholders holding fewer than 5 shares immediately prior the Effective Time will be rounded up and issued one whole share of common stock to each holder of fewer than 5 common shares immediately prior to the reverse split date.  From and after the Effective Date, Old Common Stock shall be deemed to represent only the right to receive New Common Stock in lieu of any fractional share of New Common Stock to which an individual Shareholder would be entitled.

4. Exchange of Old Certificates.  As soon as practicable after the Effective Date, the Company shall notify its Shareholders and ask them to surrender their Old Common Stock to the Company’s transfer agent so that the appropriate number of shares of New Common Stock in lieu of any fractional share, may be exchanged therefore.  Until so surrendered, each five (5) outstanding shares of Old Common Stock shall be deemed for all corporate purposes to evidence the ownership of one (1) share of New Common Stock, subject to the effect of the forward split.

5. No Effect.  This Plan of Recapitalization shall have no effect on any other class of stock of the Company issued and outstanding, if any, or the surplus or the paid in capital or on the authorized common stock of the Company.

6. Directors Abandon Plan.  The Directors are authorized to abandon the Reverse Split set forth in this Plan of Recapitalization and Amendment at any time prior to the Effective Date, whether before or after approval of the Shareholders of the Corporation.

Authorized and accepted on the date first above written by the Board of Directors.

/s/ Merle Ferguson

Merle Ferguson, President & Chairman